Contact

www.linkedin.com/in/augustnoble
(LinkedIn)
www.AugustNoble.com (Personal)

Top Skills

Marketing
Leadership
Management

Certifications

Google Analytics Individual
Qualification

Honors-Awards

3x Dean's List
LinkedIn Top 10 Sponsored Content
LinkedIn Top 10 Sponsored Content

August Noble

Advertising ‣ Advising ‣ Building
Austin, Texas, United States

Summary

I run an agency, seed invest, and build things with friends!

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Experience

Closing Media
Co-Founder
April 2019 - Present (5 years)

We focus on doing one thing really well - helping B2B marketers generate high-quality opportunities with LinkedIn ads.

AugustNoble.com
Marketing & Advertising Consultant
March 2019 - Present (5 years 1 month)

Do you need help growing your business? Message me!

AOVboost
Founder (Acquired 2021)
October 2020 - December 2021 (1 year 3 months)
Austin, Texas, United States

AOVboost helps Shopify Plus stores increase their average order value and generate more revenue. Get a FREE trial today! AOVboost.com

SnackNation
3 years 6 months

Senior Marketing Manager
October 2018 - February 2019 (5 months)
Greater Los Angeles Area

Paid Media Manager
March 2018 - September 2018 (7 months)
Greater Los Angeles Area

Inbound Marketing Manager
January 2017 - February 2018 (1 year 2 months)
Greater Los Angeles Area

Digital Marketing Specialist
September 2015 - December 2016 (1 year 4 months)
Greater Los Angeles Area

iAffiliate Management
Digital Marketing Associate
September 2014 - September 2015 (1 year 1 month)
Greater Minneapolis-St. Paul Area

iAffiliate Management is a leading affiliate management agency that helps internet retail and consumer technology brands grow their affiliate channel. Our affiliate program management solutions create online partnerships that extend your brand to acquire customers and drive e-Commerce growth.

Education

University of Minnesota-Twin Cities
Bachelor of Science (B.S.), Marketing and Entrepreneurship · (2012 - 2014)

University of Colorado Boulder - Leeds School of Business
Leeds School of Business · (2010 - 2012)